Exhibit 1

HiYo, INCREDIMAIL’S INSTANT MESSAGING ADD-ON, NOW SUPPORTS AOL’s “AIM”

TEL-AVIV, Israel, November 9, 2009 – IncrediMail Ltd. (NASDAQ:MAIL) (www.incredimail-corp.com ), an Internet company, today announced that it has released a new version of its popular instant messaging add-on software, HiYo, to support AOL Instant Messenger (AIM). With the addition of AIM, HiYo is now available for the top three global instant messaging platforms.

HiYo is a 100% free add-on that enhances the instant messaging experience by offering emoticons, animations, sounds and winks. IncrediMail first released HiYo in November 2008 for Microsoft Messenger, following with HiYo for Yahoo! Messenger in July 2009.

“HiYo enhances the messaging experience to deliver a richer, more fun-filled chat to instant messaging users. Our add-on expands the ability to choose from a wide array of entertaining and expressive graphics, animations and sounds, enabling IM users, whether they use AOL, Yahoo! or Windows Live, to express themselves creatively to family and friends”, said Ofer Adler, IncrediMail’s CEO. “Recent industry research shows the number of people who communicate via instant messaging continues to grow; and, our own research of HiYo users indicates that the number of those users who are using graphics and sounds to express themselves is growing comparably. With the addition of AOL our potential download base is now almost 1 billion users worldwide and growing, providing a strong base to support our growth initiatives.”

A free download, further information and graphics can be found at www.hiyo.com

About IncrediMail Ltd.

IncrediMail Ltd. (NASDAQ:MAIL) is an internet company that develops customized, downloadable graphic consumer applications used to generate search related revenues and designs, markets and delivers high end personal desktop software. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software, Magentic, a wallpaper and screensaver software, and PhotoJoy, software for presenting digital personal photos.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, gain or loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:
IncrediMail NY,
Jeff Holzmann, President
Jeff@IncrediMail.com
or
KCSA Strategic Communications
Todd Fromer, 212-896-1215
tfromer@kcsa.com
Marybeth Csaby, 212-896-1236
mcsaby@kcsa.com